UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934

For the month of July, 2005
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE:

Contacts:
David Roy	Rob Morton	Tara Humphreys
Investor Relations	Corporate Communications	Corporate Communications
(781) 902-8033	(781) 902-8139	+ (353) 1-637 2146
david.roy@iona.com	robert.morton@iona.com	tara.humphreys@iona.com

IONA REPORTS SECOND QUARTER 2005 RESULTS

Dublin, Ireland & Waltham, Mass. – July 14, 2005 — IONA® Technologies (NASDAQ: IONA), a world leader in high-performance integration solutions for mission-critical IT environments, today announced results for the second quarter ended June 30, 2005. Second quarter revenues were $14.0 million, and on a U.S. generally accepted accounting principles (GAAP) basis, IONA reported a net loss of $0.07 per share.

“While our second quarter results did not meet our expectations, we have continued to stay focused on our strategic direction. We are executing on our strategy to deliver customer value and provide sustainable performance for our shareholders,” said Peter Zotto, CEO, IONA Technologies. “We made good progress on our strategy during the quarter in enhancing our market positioning and visibility as a leader within the emerging Enterprise Service Bus (ESB) market sector, gaining broad industry validation with the announcement of our open source program with Celtix. Our Artix product line achieved significant year over year revenue growth. We delivered important upgrades across our CORBA-based product lines. We advanced the development of our partner ecosystem with a new technology and marketing relationship with Sun Microsystems, and SBC selected IONA as one of its top 50 suppliers. Within the new Services Oriented Architecture market, we believe, with Artix and Celtix, we have the right products, targeted at the right market, at the right time.”

IONA ended the second quarter with a cash, restricted cash and marketable securities balance of $50.6 million and no debt.

Looking Forward

IONA anticipates total revenues for the third quarter of 2005 to be in the range of $15.0 - $16.0 million. The company expects total costs and expenses for the third quarter will be in the range of $16.5 - $17.5 million.

Conference Call

IONA will host a conference call today at 10:00 a.m. Eastern Time to discuss the company’s second quarter results. Investors and other interested parties may dial into the call using the number (877) 709-5339 in the US or (210) 234-0100 internationally. This call is being Webcast by CCBN and can be accessed at www.iona.com/investors. Following the conclusion of the call, a rebroadcast will be available at IONA’s Web site or by calling (888) 662-6650 in the US or (402) 220-6416 internationally until July 21, 2005.

About IONA

For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. Artix™, IONA’s extensible Enterprise Service Bus, enables existing enterprise systems to be integrated with an organization’s common infrastructure components. IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning expected results of operations, expectations regarding future transactions, plans and objectives of management, expectations regarding future financial performance, market positioning, growth, demand and opportunity. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including timing and seasonal patterns of product sales; the launch of IONA’s integration software; growth in market demand for Web services and integration; IONA’s sales model; volume; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; IONA’s cost reduction efforts and cash balance; the integration of any future acquisitions; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

IONA, IONA Technologies, the IONA logo, Orbix, Artix, and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

IONA Technologies PLC
Condensed Consolidated Statements of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Product revenue	$5,664	$5,918	$13,352	$13,018
Service revenue	8,304	9,260	16,934	19,015

Total revenue	13,968	15,178	30,286	32,033

Cost of revenue:
Cost of product revenue	31	89	84	171
Cost of service revenue	2,909	3,023	5,824	6,157

Total cost of revenue	2,940	3,112	5,908	6,328

Gross profit	11,028	12,066	24,378	25,705

Operating expense:
Research and development	3,975	4,268	7,983	8,827
Sales and marketing	7,373	7,125	14,533	13,959
General and administrative	2,175	2,148	4,226	4,286
Amortization of other non-current assets	44	134	181	286
Restructuring	0	0	(97)	0

Total operating expenses	13,567	13,675	26,826	27,358

Loss from operations	(2,539)	(1,609)	(2,448)	(1,653)

Interest income (loss), net	223	(79)	391	41
Net exchange gain (loss)	163	(19)	171	195

Loss before provision for income taxes	(2,153)	(1,707)	(1,886)	(1,417)
Provision for income taxes	195	150	355	250

Net loss	($2,348)	($1,857)	($2,241)	($1,667)

Net loss per ordinary share and per ADS
Basic	($0.07)	($0.05)	($0.06)	($0.05)
Diluted	($0.07)	($0.05)	($0.06)	($0.05)
Pro forma basic	($0.07)	($0.05)	($0.06)	($0.04)
Pro forma diluted	($0.07)	($0.05)	($0.06)	($0.04)

Shares used in computing net loss per ordinary share and per ADS (in thousands)
Basic	35,060	34,532	34,999	34,421
Diluted	35,060	34,532	34,999	34,421
Pro forma basic	35,060	34,532	34,999	34,421
Pro forma diluted	35,060	34,532	34,999	34,421

IONA Technologies PLC
Pro Forma Statements of Operations
Impact of Pro Forma Adjustments on Pro Forma Net Loss
(U.S. dollars in thousands, except per share data)

	Three Months Ended			Three Months Ended
	June 30, 2005			June 30, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma
Revenue	$13,968	0	$13,968	$15,178	0	$15,178

Cost of revenue	2,940	0	2,940	3,112	0	3,112

Gross profit	11,028	0	11,028	12,066	0	12,066

Research and development	3,975	0	3,975	4,268	(14)	4,254
Sales and marketing	7,373	0	7,373	7,125	0	7,125
General and administrative	2,175	0	2,175	2,148	0	2,148
Amortization of other non-current assets	44	(44)	0	134	(134)	0

Total operating expenses	13,567	(44)	13,523	13,675	(148)	13,527

Loss from operations	(2,539)	44	(2,495)	(1,609)	148	(1,461)

Loss before provision for income taxes	(2,153)	44	(2,109)	(1,707)	148	(1,559)

Provision for income taxes	195	0	195	150	0	150

Net loss	($2,348)	44	($2,304)	($1,857)	148	($1,709)

Net loss per ordinary share and per ADS
Basic	($0.07)	$0.00	($0.07)	($0.05)	$0.00	($0.05)
Diluted	($0.07)	$0.00	($0.07)	($0.05)	$0.00	($0.05)

Shares used in computing net loss per ordinary share and per ADS (in thousands)
Basic	35,060		35,060	34,532		34,532
Diluted	35,060		35,060	34,532		34,532

	Six Months Ended			Six Months Ended
	June 30, 2005			June 30, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma
Revenue	$30,286	$0	$30,286	$32,033	0	$32,033

Cost of revenue	5,908	0	5,908	6,328	0	6,328

Gross profit	24,378	0	24,378	25,705	0	25,705

Research and development	7,983	0	7,983	8,827	(34)	8,793
Sales and marketing	14,533	0	14,533	13,959	0	13,959
General and administrative	4,226	0	4,226	4,286	0	4,286
Amortization of other non-current assets	181	(181)	0	286	(286)	0
Restructuring	(97)	97	0	0	0	0

Total operating expenses	26,826	(84)	26,742	27,358	(320)	27,038

Loss from operations	(2,448)	84	(2,364)	(1,653)	320	(1,333)

Loss before provision for income taxes	(1,886)	84	(1,802)	(1,417)	320	(1,097)

Provision for income taxes	355	—	355	250	0	250

Net loss	($2,241)	$84	($2,157)	($1,667)	320	($1,347)

Net loss per ordinary share and per ADS
Basic	($0.06)	$0.00	($0.06)	($0.05)	$0.01	($0.04)
Diluted	($0.06)	$0.00	($0.06)	($0.05)	$0.01	($0.04)

Shares used in computing net loss per ordinary share and per ADS (in thousands)
Basic	34,999		34,999	34,421		34,421
Diluted	34,999		34,999	34,421		34,421

(1)	Adjusted to exclude amortization of other non-current assets of $44,000 for the three months ended June 30, 2005 and $181,000 for the six months ended June 30, 2005 and restructuring of ($97,000) for the six months ended June 30, 2005.

(2)	Adjusted to exclude: stock-based compensation of $14,000 for the three months ended June 30, 2004 and $34,000 for the six months ended June 30, 2004 and amortization of other non-current assets of $134,000 for the three months ended June 30, 2004 and $286,000 for the six months ended June 30, 2004.

IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	June 30,	December 31,
	2005	2004 (1)
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$19,375	$25,096
Restricted cash	495	3,495
Marketable securities	30,732	31,324
Accounts receivable, net of allowance for doubtful accounts of $1,102 at June 30, 2005 and $1,073 at December 31, 2004	8,494	12,912
Prepaid expenses	1,474	1,603
Other Assets	299	1,104

Total current assets	60,869	75,534

Property and equipment, net	4,386	4,851
Other non-current assets, net	252	441

Total assets	$65,507	$80,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,825	$2,602
Accrued payroll and related expenses	3,284	5,534
Other accrued liabilities	8,685	14,134
Deferred revenue	16,684	21,179

Total current liabilities	30,478	43,449

Other non-current liabilities	1,689	2,415

Shareholders’ equity:
Ordinary Shares, €0.0025 par value, 150,000,000 shares authorized; 35,083,116 and 34,803,601 shares issued and outstanding at June 30, 2005 and December 31, 2004, respectively	97	96
Additional paid-in capital	495,455	494,837
Accumulated deficit	(462,212)	(459,971)

Total shareholders’ equity	33,340	34,962

Total liabilities and shareholders’ equity	$65,507	$80,826

(1) The December balance sheet information has been derived from the December 31, 2004 audited consolidated financial statements.

###

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: July 14, 2005	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer